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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


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                                                                 SEC FILE NUMBER
                                                                    CUSIP NUMBER



(Check One):  [X ] Form 10-K   Form 20-F   Form 11-K    Form 10-Q   Form N-SAR

For Period Ended: _December 31, 2003

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

EPIXTAR CORP.
Full Name of Registrant

GLOBAL ASSET HOLDINGS, INC.
Former Name if Applicable

11900 Biscayne Boulevard
Address of Principal Executive Office (Street and Number)

Miami, Florida  33181
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)


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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; or

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Registrant was not able to timely complete its financials due to (1) administrative difficulties caused by a governmental agency proceeding; (2) a transition to new auditors; and (3) a restatement of consolidated financial statements for the previous years.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Irving Greenman.                   (305)               503-8600
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(Name)                          (Area Code)        (Telephone Number)

(2) Have all other periodic reports required
under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[X] Yes   No __________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?[X] Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The net income of the corporation increased from a net loss (restated) of approximately ($11,900,000) for the year ending December 31, 2002 to net income of approximately $4,300,000 for the year ending December 31, 2003, primarily the result of increased revenues in 2003 and an unusual one time charge in 2002 of approximately $9,500,000.

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                                  EPIXTAR CORP.
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

             Date   March 30, 2004                By: /s/ Irving Greenman
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                                                     Irving Greenman, CFO